SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of September 2010

List of Exhibits:

1.	Press Release entitled “New Holland Wins Gerdau’s Best of the Land Award”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 24, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Jorge Gorgen +55 11 2126 2280

New Holland Wins Gerdau’s Best of the Land Award

The CR9060 takes the Silver Trophy in the Novelty category, maintaining the brand’s winning tradition with this “Gaúcho” award

SÃO PAULO, Brazil - (September 21, 2010) - The CR9060 combine manufactured by New Holland Brazil was awarded Gerdau’s Best of the Land Award Silver Trophy in the Novelty category for 2010. This prize makes New Holland the most awarded brand in this competition, which is an important point of reference for agribusiness customers. The award is well-established in the agricultural equipment sector and this is the 28th time it has been given. Winners were disclosed the morning of August 28 during the Expointer fair in Esteio (RS), and prizes were delivered on September 1st.

The Novelty category includes machines that have been launched since Expointer 2009 and that have participated in Agrishow 2010, where they were evaluated by an awards committee. The winner is chosen based on a technical analysis that is carried out by the committee.

The CR9060, the manufacture of which has been localized in Brazil since May, is the leader of the domestic combine market. “In addition to the traditional machines with conventional systems in the TC and CS families, our line of combines also includes one with a dual rotor manufactured in Brazil,” says João Rebequi, New Holland product marketing coordinator.

Along with the prize-winning machine, the Expointer fair also featured other market leading equipment, such as the TL, TS and TM tractor lines, and the CS and TC combines — the best sellers in the country.

CR9060

The first rotary harvester by New Holland Brazil, it is the only one on the market equipped with the dual rotor system (New Holland pioneered rotary machines after launching the dual rotor system in 1975). New Holland’s exclusive system treats the grain delicately by joining the greatest centrifugal force in the category with a larger threshing and separation area that results in higher productivity and better quality of the harvested grain. The model holds 11,100 liters of cargo in the grain tank with conventional headers of 30 or 35 feet, and drapers of 35 or 40 feet. It is powered by the New Holland Cursor 9 engine, with Common Rail injection delivering 354 hp. Maximum power is 394h hp, which allows the machine to be unloaded while moving and harvesting in critical conditions.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.